SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 2

                For Registration of Certain Classes of Securities
                    Pursuant to Section 12(b) or 12(g) of the
                         Securities Exchange Act of 1934


                       INTEGRATED DEVICE TECHNOLOGY, INC.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)


                DELAWARE                               94-2669985
----------------------------------------   ------------------------------------
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


        2975 STENDER WAY
        SANTA CLARA, CALIFORNIA                        95054
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(Address of principal executive offices)            (Zip code)


If this  Form  relates  to the                   If this  Form  relates  to  the
registration  of  a  class  of                   registration   of  a  class  of
debt    securities    and   is                   debt   securities  and   is  to
effective upon filing pursuant                   become effective simultaneously
to General Instruction A(c)(1)                   with  the  effectiveness  of  a
please  check  the   following                   concurrent         registration
box. [ ]                                         statement  under the Securities
                                                 Act of 1933 pursuant to General
                                                 Instruction    A(c)(2)   please
                                                 check the following box. [ ]


                     Securities to be registered pursuant to
                            Section 12(b) of the Act:

                                      NONE.

                     Securities to be registered pursuant to
                            Section 12(g) of the Act:

                         PREFERRED SHARE PURCHASE RIGHT
                         ------------------------------
                                (Title of Class)




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                  The undersigned  registrant  hereby amends the following items of its Registration Statement on Form 8-A dated December 20, 1988 as amended by its Registration Statement on Form 8-A/A dated February 27, 1992:

Item 1.  Description of Registrant's Securities to be Registered.

                  On February 18, 1992, the Board of Directors of Integrated Device Technology, Inc. (the "Company") approved certain amendments to the Company's Stockholder Rights Plan, which became effective on February 27, 1992. Two significant amendments were approved. First, the Rights Plan was amended to provide that upon the acquisition by any person of 15% or more of the Company's stock, each holder of a Right (as such term is defined below), upon exercise thereof, is entitled to purchase shares of the Company's common stock par value $.001 per share (the "Common Stock"), worth twice the exercise price of the Right. Second, an exchange provision was added which allows the Board, after an acquisition of 15% or more of the Company's stock, to cause each Right, other than Rights held by the person or persons who acquired 15% or more of the Company's stock, to be exchanged for Common Stock or substitute consideration with a value equal to the exercise price of the Rights. Additional conforming amendments were also approved. The Amended and Restated Rights Agreement (the "Rights Agreement") was executed on February 27, 1992 by the Company and the First National Bank of Boston, as Rights Agent. A summary of the entire Rights Plan as amended is provided below.

                  On December 20, 1988, the Board of Directors of the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Upon declaration of effectiveness, by the Securities and Exchange Commission, of a Registration Statement on Form 8-A covering the Rights, the dividend was payable to the stockholders of record at the close of business on December 20, 1988 (the "Record Date"). As a result of a two-for-one stock split, in the form of a stock dividend, payable to holders of record of the Company's Common Stock as of August 25, 1995, the number of Rights associated with each share of Common Stock was proportionately adjusted to one-half of a Right per share of Common Stock. Each Right entitles the registered holder to purchase form the Company one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.001 per share (the "Preferred Stock"), of the Company, at a price of $50 per one-hundredth of a share of Preferred Stock (the 'Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in the Rights Agreement.

                  Initially, the Rights will be attached to all outstanding shares of Common Stock, and no separate certificates evidencing the Rights (the "Rights Certificates") will be distributed. The Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate until the earlier to occur of: (i) 10 business days (or such other date as may be determined by a majority of the Board of Directors, excluding directors who are Acquiring Persons or affiliated or associated with Acquiring Persons, as defined below (the "Continuing Directors")), following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the rights to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) 10 business days (or such other date as may be determined by a majority of the Continuing Directors) following the commencement of or announcement of intention to make a tender offer or exchange offer which would result in any Person or group and related Persons becoming an Acquiring Person (the earlier of such dates being referred to as the "Distribution Date"). Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (A) the Rights will be transferred with and only with the


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

Common Stock certificates, (B) new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference, and (C) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

                  As soon as practical following the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, such separate Rights Certificates alone will evidence the Rights. Except in connection with employee stock option plans existing as of the Distribution Date, the exercise, conversion or exchange of the Company's 5 1/2% Convertible Subordinated Notes due 2002 (to the extent outstanding) and as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

                  The Rights are not exercisable until the Distribution Date and the power of the Company to redeem the Rights has expired. The Rights will expire at the close of business on December 20, 1998 (the "Final Expiration Date"), unless earlier redeemed by the Company as described below.

                  Unless the Rights are earlier redeemed or exchanged, in the event that a Person shall become an Acquiring Person, then each holder of a Right will thereafter have the right to receive, upon exercise of each Right, shares of Common Stock having a value equal to two times the Purchase Price. In the event that the Company does not have sufficient shares of Common Stock available for all Rights to be exercised, or the Board of Directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, property or other securities for the Common Stock into which the Rights would have been exchanged.

                  Similarly, unless the Rights are earlier redeemed, in the event that, at any time following the Stock Acquisition Date, (a) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which shares of the Company's outstanding Common Stock are changed or exchanged for stock or assets of another person or (b) 50% or more of the Company's assets or earning power is sold or transferred, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof, shares of Common Stock of the acquiring Company having a value equal to two times the Purchase Price.

                  Notwithstanding any of the foregoing in the preceding two paragraphs, all Right that are or (under circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person shall immediately be null and void.

                  The Purchase Price payable, the number of Rights, and the number of one-hundredths of a share of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding periodic dividends) or of subscription rights or warrants (other than those referred to above).


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

                  With certain exception, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase price. No fractional portion (other than fractions which are integral multiples of one-hundredth of a share of a share of Preferred Stock) of a share of Preferred Stock will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

                  At any time on or prior to the close of business on the earlier of (i) the tenth day following the Stock Acquisition Date or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

                  Subject to applicable law, the Board of Directors, at its option, may at any time after a Person becomes an Acquiring Person (but not after the acquisition by such Person of 50% or more of the outstanding Common
Stock), exchange all or part of the then outstanding and exercisable Rights (except for Rights which have become void) for shares of Common Stock equivalent to one share of Common Stock per Right or, alternatively, for substitute consideration consisting of cash, securities or the Company or other assets (or any combination thereof).

                  Until a Right is exercised, the holders thereof, as such, will have no rights as a stockholder of the Company, including without limitation, the right to vote or receive dividends.

                  Other than those terms relating to specific economic terms of the Rights (i.e. Redemption Price, the Final Expiration Date, the Purchase Price or the number of one-one hundredths of a share of Preferred Stock for which a Right is exercisable), any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the close of business on the Distribution Date without the approval of the Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

                  A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to the Company's Current Report on Form 8-K dated February 27, 1992. A copy of the Rights Agreement is available to any Stockholder free of charge from the Company. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2.  Exhibits

         The Exhibit Index appearing on page 6 hereof is incorporated herein by reference.


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


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to Registration Statement on Form 8-A to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             INTEGRATED DEVICE TECHNOLOGY, INC.



Date:  October 18, 1995          By    /s/   Jack Menache
                                 -----------------------------------------------
                                 Jack Menache
                                 Vice President, General Counsel and Secretary



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


                                  Exhibit Index



  Exhibit No.                     Description                           Page
  -----------                     -----------                           ----

     3.1* Restated Certificate of Incorporation (previously filed as Exhibit 3A to Registration Statement on Form 8-B dated September 23, 1987).

     3.2*     Certificate of Amendment of Restated Certificate of
              Incorporation (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March
              28, 1989).

     3.3* Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock (previously filed as Exhibit 3(a) to the Registration Statement on Form 8 dated March 28,
              1989).

     3.4* Certificate of Amendment of Restated Certificate of Incorporated dated August 24, 1995 (previously filed as Exhibit 4.3 to the Registration Statement on Form S-8 filed October 2, 1995 (File number 33-63133)).

     3.5*     Bylaws dated January 25, 1993 (previously  filed as
              Exhibit  3.4 to Annual  Report on Form 10-K for the
              Fiscal Year Ended March 28, 1993).

     4.1* Amended and Restated Rights Agreement dated as of February 27, 1992 (the "Rights Agreement"), between the Company and the First National Bank of Boston (previously filed as Exhibit 4.1 to Current Report on Form 8-K dated February 27, 1992).

     4.2      Amendment  dated  September  29, 1995 to the Rights
              Agreement.

     4.3* Form of Indenture between the Company and the First National Bank of Boston, as Trustee, including Form of Notes (previously filed as Exhibit 4.6 to the S-3 Registration Statement (File number 33-59443).


------------

     *        Incorporated by reference.


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